UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#32562
_____

CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2015, as amended September 18, 2015.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through December 31, 2015
Exhibit 10.22N	through June 30, 2019
Exhibit 10.22O	through June 30, 2019
Exhibit 10.24AP	through March 31, 2017
Exhibit 10.24AQ	through April 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary